Exhibit (a)(1)(E)

Confirmation E-mail to Employees who Elect to Participate in the Offer to Exchange

Certain Outstanding Options for Restricted Stock Units

Magma Design Automation, Inc. has received your election form dated [                    , 2008], by which you elected to have some or all of your outstanding eligible options cancelled in exchange for restricted stock units, subject to the terms and conditions of the offer. For this purpose, eligible options include those options with an exercise price greater than $4.00 per share, were granted under either the Company’s 2001 Stock Incentive Plan, 1998 Stock Incentive Plan, or 2004 Employment Inducement Award Plan or the Moscape, Inc. 1997 Incentive Stock Plan and remain outstanding and unexercised through the expiration of this offer. Notwithstanding the foregoing, an option will not be eligible for exchange (and any election with regard to such option will be disregarded), if, on the cancellation date, the exercise price of the option is less than the fair market value of Magma’s common stock. Further, if you are an employee in the Netherlands, any option that first vested prior to January 1, 2005, will not be an eligible option for purposes of the Offer to Exchange, irrespective of the exercise price of the option (as described in further detail in Schedule L, Guide to Tax Issues in the Netherlands, to the Offer to Exchange).

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was provided to you previously. A properly completed and signed copy of the withdrawal form must be received via facsimile, e-mail (via PDF only) or by hand delivery by 9:00 p.m., Pacific Time, on the offer’s expiration date, currently expected to be December 18, 2008, by:

Susan Berry

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

Fax: (408) 565-7980

E-mail: stock@magma-da.com

Please note that responses submitted via e-mail must be sent to stock@magma-da.com (as described above). Responses submitted to Susan Berry’s e-mail address at Magma will not be accepted.

You also may elect to include additional eligible options in the offer by submitting a new election form that lists all the eligible options you wish to have included in the offer. Only responses that are complete, signed, and actually received by Susan Berry by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Susan Berry.

Please note that our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, Magma will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when Magma gives oral or written notice to the optionholders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. Magma’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Rajeev Madhavan, dated November 20, 2008; (3) the election form; and (4) the withdrawal form. You also may access these documents on Magma’s website at http://investor.magma-da.com/sec.cfm or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Confirmation E-mail to Employees who Withdraw

their Options from the Offer

Magma Design Automation, Inc. has received your withdrawal form dated [                    , 2008], by which you rejected Magma’s offer to exchange some or all of your outstanding eligible options for restricted stock units. Please note that eligible options you did not elect to withdraw, if any, on your withdrawal form remain elected for exchange in accordance with the election form previously submitted by you.

If you change your mind and decide that you would like to participate in this offer with respect to some or all of your withdrawn options or other eligible options not subject to a current election form, you must submit a new, properly completed and signed copy of the election form, which must be received via facsimile, e-mail (via PDF only) or by hand delivery by 9:00 p.m., Pacific Time, on the offer’s expiration date, currently expected to be December 18, 2008, by:

Susan Berry

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

Fax: (408) 565-7980

E-mail: stock@magma-da.com

Please note that responses submitted via e-mail must be sent to stock@magma-da.com (as described above). Responses submitted to Susan Berry’s e-mail address at Magma will not be accepted.

If you submit a new election form, any previously submitted election form will be disregarded, so your new election form must list all eligible options you wish to exchange. Only responses that are complete, signed and actually received by Susan Berry by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Susan Berry.

This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted stock units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Rajeev Madhavan, dated November 20, 2008; (3) the election form; and (4) the withdrawal form. You also may access these documents on Magma’s website at http://investor.magma-da.com/sec.cfm or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.